Exhibit 99.1

Enerplus to Report Third Quarter 2021 Results November 4

CALGARY, AB, Oct. 12, 2021 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) will be releasing operating and financial results for the third quarter of 2021 after market close on Thursday, November 4, 2021. A results conference call will follow on Friday, November 5, 2021, hosted by Enerplus' President & CEO, Ian C. Dundas, to discuss the results. Details of the conference call are noted below.

Third Quarter of 2021 Results Live Conference Call Details

Date:	Friday, November 5, 2021
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	1-888-390-0546 (Toll Free)
Conference ID:	22989526
Audiocast:	https://produceredition.webcasts.com/starthere.jsp?ei=1501958&tp_key=661d09508f

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	416-764-8677
1-888-390-0541 (Toll Free)
Passcode: 989526 #

Electronic copies of our 2021 interim and 2020 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2021/12/c5561.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:00e 12-OCT-21